Exhibit 99.1 Press release

Quarterhill Appoints John Gillberry as

Chair of the Board

Jim Skippen named Vice-Chair

KITCHENER, Ontario – April 2, 2019 – Quarterhill Inc. (“Quarterhill” or “the Company”) (NASDAQ: QTRH) (TSX: QTRH) today announced the appointment of Mr. John Gillberry as Chair of the Board. John has been on the Quarterhill board since May 2005.

Jim Skippen, Vice-Chair said: “Given my past tenure in Management, the Board felt that having a fully independent director as Chair would be the best governance practice and I fully endorsed this decision. The Board unanimously identified John as the ideal candidate to lead the Board in the future as Chair given Quarterhill’s current focus. Throughout his career John has gained significant experience in corporate transactions and mergers and acquisitions. He has extensive experience with both public and private companies and is well respected in both the financial and corporate world. I know John will do an excellent job as the Chair of Quarterhill.”

John Gillberry said: “I am looking forward to leading Quarterhill’s Board of Directors. We believe there is a lot of exciting opportunity for the Company and I will focus on transactions that move the Company forward. I thank Jim for his work as Chair and I also thank Paul McCarten for his work as lead independent director. Since I am fully independent, we will no longer need a separate lead independent director.”

Mr. Gillberry added: “In the newly created role of Vice-Chair it is expected that Jim will assist me in various matters from time-to-time and will offer coaching and assistance to the CEO and Management.”

Mr. Gillberry is a member of the Board’s Compensation Committee and Nominating Committee. Mr. Gillberry is an accomplished senior technology executive with broad experience in venture capital backed and public company environments and the founder and President of Bayfield Capital Group, a corporate finance advisory firm. Mr. Gillberry previously served as the Chief Executive Officer of Coreworx Inc., was a member of the board of GuestLogix Inc. from March 2015 to September 2016, and its Chief Executive Officer from September 2015 to September 2016, and from March 2012 to December 2014, Mr. Gillberry was the Executive Vice-President and Chief Financial Officer of eSentire Inc.

Mr. Gillberry holds a Master of Business Administration degree from the University of Western Ontario in London, Ontario.

About Quarterhill

Quarterhill is focused on the disciplined acquisition, management and growth of companies in dedicated technology areas including, vertical market software and solutions, intelligent industrial systems, and innovation and licensing. Quarterhill’s emphasis is on seeking out acquisition opportunities at reasonable valuations that provide a foundation for recurring revenues, predictable cash flows and margins, profitable growth, intimate customer relationships and dedicated management teams. Quarterhill is listed on the TSX and NASDAQ under the symbol QTRH. For more information: www.quarterhill.com.

Press release

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